     Exhibit 99.(a)(68)

Article by Ian Cockerill for Business Report for publication on
Friday 26 November

Since Harmony launched its ill-conceived hostile bid for Gold Fields six weeks ago, the fundamentals have not changed: Harmony is in trouble — it desperately needs cash. We don’t need Harmony and our shareholders certainly don’t need its “low ball” offer.

Harmony talks about value without acknowledging the acute value destruction it has caused for shareholders in both companies – over R12 billion lost in six weeks. Yet we are being asked to believe that theirs is a management team better able to create value? We have delivered a 200% return to shareholders since 1998, almost double that of Harmony. Our story is one of real value creation and there is more to come.

Investors in Gold Fields own an impressive array of assets with great prospects. Our high quality South African assets are excellently geared to the rand and gold price. The cost reduction and revenue maximisation programmes commenced earlier this year are beginning to bear fruit. In the current quarter, we expect group operating margins to improve from 17% to between 20 and 23%, production to increase by between 5-6% and rand per ton costs to improve by more than 5%.

We have built a substantial international portfolio with a low risk, fully funded, project pipeline and an extensive global exploration portfolio. What does Harmony have to show for the R3 billion which they have spent on international expansion?

At no point has Harmony credibly explained why our shareholders should bear the brunt of Harmony’s hefty financial difficulties. Why should Harmony be allowed to get away with hammering the value of our shareholders’ investments without offering anything of value in return? Just so our shareholders can have the dubious pleasure of digging Harmony out of trouble?

My message to all our shareholders is clear – the Harmony Offer is way-off anything that might resemble a value proposition. There is nothing in it for you – no cash, no premium – just a slice of over-valued paper from a company in significant financial trouble that has already wreaked havoc with the value of your investment.

Do not tender your shares — keep your options open.